0302.

82-51

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

04 JAN 29 7:21

CORPORATE - SECRETARIA[redacted]

04012450

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To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Brenda Hounsell, Corporate Secretarial Department
Date:	January 27, 2004 Time: 10:35 MST
Number of Pages (including Cover)	31

SUPPL

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Re: News Release

Please see the attached news releases scheduled to cross the Canada News Wire immediately:

"TransCanada Declares Quarterly Dividends – Increases Common Share Dividend"

and

"TransCanada Reports another year of strong performance; Board raises dividend"

Disposition of Original:	
Sent by Courier	
Sent by Mail:	
Held on our File:	X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

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S:\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\TC_Corporation\Stock Exchanges\Fax Covers\FAX_TSE_NYSE_SEC.DOC

TransCanada
In business to deliver

NewsRelease

TransCanada Declares Quarterly Dividends - Increases Common Share Dividend

CALGARY, Alberta – January 27, 2004 - (TSX: TRP) (NYSE: TRP) – As announced today in TransCanada's Fourth Quarter 2003 Report to Shareholders, the Board of Directors of TransCanada Corporation increased the quarterly dividend on the company's outstanding common shares for the quarter ending March 31, 2004 by $0.02 to $0.29 per share. It is payable on April 30, 2004, to shareholders of record at the close of business on March 31, 2004.

Also today, the Board of Directors of TransCanada PipeLines Limited declared the following regular dividends on TransCanada PipeLines Limited's preferred shares:

- Dividend Number 22 was declared on the outstanding Cumulative Redeemable First Preferred Shares Series U in the amount of $0.70 per share for the period ending April 30, 2004. The dividend is payable on April 30, 2004, to shareholders of record at the close of business on March 31, 2004.

- Dividend Number 21 was declared on the outstanding Cumulative Redeemable First Preferred Shares Series Y in the amount of $0.70 per share for the period ending May 1, 2004. The dividend is payable on April 30, 2004, to shareholders of record at the close of business on March 31, 2004.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 39,000 kilometres (24,200 miles) of wholly owned pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7859
Investor & Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911

TransCanada
In business to deliver

TransCanada Corporation

Media Inquiries:	Hejdi Feick/Anita Perry	(403) 920-7859
Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911

NewsRelease

TransCanada reports another year of strong performance; Board raises dividend

Quarterly dividend increased to $0.29 per share

CALGARY, Alberta –January 27, 2004 – (TSX: TRP) (NYSE: TRP)

Fourth Quarter and Year-End 2003 Financial Highlights

(All financial figures are in Canadian dollars unless noted otherwise)

- TransCanada Corporation's Board of Directors today raised the quarterly dividend on the company's common shares from $0.27 per share to $0.29 per share, an increase of seven per cent, for the quarter ending March 31, 2004. This is the 161st consecutive quarterly dividend on TransCanada's common shares paid by TransCanada and its subsidiary. It is payable on April 30, 2004 to shareholders of record at the close of business on March 31, 2004.

- TransCanada's net income for the fourth quarter 2003 was $193 million or $0.40 per share, an increase of $13 million or $0.03 per share compared to $180 million or $0.37 per share for the fourth quarter 2002. This increase is primarily due to increased net earnings from the Power business.

- For the year ended December 31, 2003, TransCanada's net income was $851 million or $1.76 per share. This compares to $747 million or $1.56 per share for 2002. Included in 2003 was net income from discontinued operations of $50 million or $0.10 per share reflecting the third quarter 2003 income recognition of a portion of the initially deferred gain of approximately $100 million after tax relating to the 2001 disposition of the company's Gas Marketing business.

- Net income from continuing operations for the year ended December 31, 2003 was $801 million or $1.66 per share compared to $747 million or $1.56 per share in 2002. The increase of $54 million or $0.10 per share was primarily due to higher net earnings from the Power business and lower net expenses in the Corporate segment, partially offset by lower net earnings from the Gas Transmission business.

- Funds generated from continuing operations for the fourth quarter 2003, were $403 million, a decrease of $64 million compared to fourth quarter 2002. Funds generated from continuing operations for the year ended December 31, 2003 were $1,810 million, a decrease of $17 million compared to 2002.

"It's been a solid year for TransCanada," said Hal Kvisle, TransCanada's chief executive officer. "We've delivered healthy operating and financial performance, and our balance sheet remains strong. As a result of our increased earnings and the strength of our cash flow -- and recognizing the importance of the dividend to our shareholders -- the Board has increased the dividend on our common shares for the fourth consecutive year."

"Over the course of the year, we've invested more than $1.2 billion, including the assumption of debt, in our natural gas transmission and power businesses. This includes our purchase of a 31.6 per cent interest in Bruce Power, a low cost power producer in one of the highest demand markets in North America. We continued to grow our gas transmission business through the purchase of additional interests in the Foothills and Portland pipelines, and longer term, we remain focused on strengthening our ability to tap into new sources of natural gas supply. To that end, we made good progress on the development of new pipelines to connect northern gas and new receiving terminals to bring liquefied natural gas to North American markets.

"On the regulatory front, we're in for another busy year. The outcome of regulatory proceedings could have a significant impact on results from the Alberta System and the Canadian Mainline in 2004. We were encouraged by the National Energy Board's July 2003 decision on our Mainline tolls application, but we remain concerned about the regulators' assessment of business risk inherent in our Mainline and Alberta systems and the resulting low returns on equity and deemed equity thicknesses. We look forward to continuing the dialogue with regulators and our customers in 2004.

"Over the year ahead, we will continue to focus on our core strategies with the same emphasis on disciplined, prudent execution that has contributed to our success. We have a skilled, dedicated team of people at TransCanada, and it's as a result of their efforts that we've established a track record of strong performance over the past four years. We remain well-positioned to capture opportunities that create significant value for our shareholders over the long term," said Mr. Kvisle.

Fourth Quarter 2003 Developments

Gas Transmission

Increased Interest in Portland

On December 3, 2003, TransCanada increased its ownership interest in Portland Natural Gas Transmission System Partnership (Portland) from 43.4 per cent to 61.7 per cent. TransCanada acquired the additional interest from El Paso Corporation for US$82 million including US$50 million of assumed debt.

"The Portland pipeline is essentially an extension of our Mainline System into the Boston regional market," said Mr. Kvisle. "Our increased stake in Portland further bolsters our role as an energy supplier to the US Northeast."

Western Alberta System Pipeline Incidents

On December 1 and December 2, 2003 two natural gas pipeline failures occurred on TransCanada's Alberta System. TransCanada immediately activated its emergency response plan to isolate damaged sections of pipeline. No one was injured, and both sites were returned to operation within days. Deliveries of gas to local communities were not impacted as a result of either incident. Following preliminary investigations into the causes of the two pipeline failures, TransCanada found evidence of external corrosion on the pipeline.

"The findings from the investigation will be used to improve future integrity work," said Mr. Kvisle. "Safety of the public, employees and the environment is a top priority at TransCanada."

Power

Grandview Cogeneration Project

TransCanada began construction of the Grandview cogeneration facility in December 2003 following the announcement of an agreement between TransCanada and Grandview Cogeneration Corporation, an affiliate of Irving Oil Limited (Irving), in October to build the plant. The 90 megawatt (MW) natural gas-fired cogeneration power plant will be located on the site of the Irving Oil Refinery in Saint John, New Brunswick. The plant is expected to be in-service by the end of 2004.

"The Grandview project is an excellent example of how TransCanada is growing its power business through new developments in niche markets, capitalizing on our expertise in fuel efficient cogeneration," said Mr. Kvisle.

Bruce Power Restarts

Bruce A Unit 4 began producing power to the Ontario power grid on October 7, 2003 and achieved commercial production effective November 1, 2003. Bruce A Unit 3 was synchronized to the grid on January 8, 2004. Similar to the Unit 4 startup process, after performing and evaluating tests of the shutdown system, Unit 3 is expected to reconnect to the grid and begin ramping up to full power. Units 3 and 4 together will have a capacity of 1,500 MW of electricity bringing Bruce Power's total capacity to approximately 4,660 MW.

"The Bruce facility is a high quality asset. The restarts of Bruce A Units 3 and 4 took a tremendous amount of work and we applaud the Bruce team on their efforts related to this complex project," said Mr. Kvisle. "Bruce made a significant contribution to TransCanada's earnings in 2003, and we're very pleased with its performance to date."

Regulatory Developments

Alberta System

In December 2003, the Alberta Energy and Utilities Board (EUB) approved TransCanada's November 28, 2003 application for interim tolls for 2004 on the Alberta System. Tolls will be finalized when decisions from the Generic Cost of Capital (GCOC) hearing and the hearings on both phases of the General Rate Application (GRA) have been received.

In the GCOC application, filed in July 2003, TransCanada has requested a return on equity of 11 per cent with a deemed common equity of 40 per cent. The EUB expects to adopt a standardized

approach to determining the rate of return and capital structure for all utilities under its jurisdiction at the conclusion of this proceeding. Oral testimony in the hearing concluded January 16, 2004.

In the first phase of its 2004 GRA, TransCanada has applied for an increase in the composite depreciation rate of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. The GRA Phase I hearing is scheduled to begin April 1, 2004. The Phase II hearing, dealing primarily with rate design and services, is set to commence June 1, 2004.

Canadian Mainline

In July 2003, the National Energy Board (NEB) issued its decision on TransCanada's 2003 Mainline Tolls Application. In this decision, the NEB approved all key components of the application. The rates included in this decision are still considered interim pending the disposition of TransCanada's appeal to the Federal Court of Appeal regarding the NEB's Review and Variance (RH-R-1-2002) decision.

The Federal Court of Appeal is expected to hear TransCanada's appeal of the NEB's Review and Variance decision commencing February 16, 2004.

The company's 2004 Tolls and Tariff Application for the Canadian Mainline was filed January 26, 2004 and includes a request for an 11 per cent return on a 40 per cent deemed common equity component.

Teleconference – 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern)

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the fourth quarter 2003 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, February 3 by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering pass code 1520354.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow. A live audio Web cast of the teleconference will also be available on TransCanada's Web site. The teleconference Web cast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 39,000 kilometres (24,200 miles) of wholly owned pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power generation – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Fourth Quarter 2003 Financial Highlights
(unaudited)

Operating Results (millions of dollars)	Three months ended December 31 **2003**	2002	Year ended December 31 **2003**	2002
Revenues	**1,319**	1,338	**5,357**	5,214
Net Income				
Continuing operations	**193**	180	**801**	747
Discontinued operations	-	-	**50**	-
	193	180	**851**	747
Cash Flows				
Funds generated from continuing operations	**403**	467	**1,810**	1,827
Capital expenditures	**127**	202	**391**	599
Acquisitions, net of cash acquired	**23**	209	**570**	228

Common Share Statistics	Three months ended December 31 **2003**	2002	Year ended December 31 **2003**	2002
Net Income Per Share - Basic				
Continuing operations	**$0.40**	$0.37	**$1.66**	$1.56
Discontinued operations	-	-	**0.10**	-
	$0.40	$0.37	**$1.76**	$1.56
Dividends Per Share	**$0.27**	$0.25	**$1.08**	$1.00
Common Shares Outstanding (millions)				
Average for the period	**482.8**	479.3	**481.5**	478.3
End of period	**483.2**	479.5	**483.2**	479.5

TransCanada
In business to deliver

TRANSCANADA CORPORATION

FOURTH QUARTER 2003

Quarterly Report to Shareholders

Consolidated Results-at-a-Glance

(unaudited) (millions of dollars except per share amounts)	Three months ended December 31 2003	2002	Year ended December 31 2003	2002
Net Income				
Continuing operations	**193**	180	**801**	747
Discontinued operations	**-**	-	**50**	-
	193	180	**851**	747
Net Income Per Share - Basic				
Continuing operations	**$0.40**	$0.37	**$1.66**	$1.56
Discontinued operations	**-**	-	**0.10**	-
	$0.40	$0.37	**$1.76**	$1.56

Management's Discussion and Analysis

On January 27, 2004, the Board of Directors of TransCanada Corporation (TransCanada or the company) raised the quarterly dividend on the company's common shares from $0.27 per share to $0.29 per share, an increase of seven per cent, for the quarter ending March 31, 2004.

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of TransCanada for the year ended December 31, 2003 and the notes thereto.

Results of Operations

Consolidated

TransCanada's net income from continuing operations (net earnings) and net income for fourth quarter 2003 were $193 million or $0.40 per share compared to $180 million or $0.37 per share for fourth quarter 2002. The increase of $13 million or $0.03 per share was primarily due to higher earnings from the Power business. Higher net earnings from the Power business included $7 million after tax from TransCanada's investment in Bruce Power L.P. (Bruce Power) and lower general, administrative and support costs.

TransCanada's net income for the year ended December 31, 2003 was $851 million or $1.76 per share compared to $747 million or $1.56 per share for the comparable period in 2002. Included in 2003 was net income from discontinued operations of $50 million or $0.10 per share reflecting the third quarter 2003 income recognition of a portion of the initially deferred gain of approximately $100 million after tax relating to the 2001 disposition of the company's Gas Marketing business.

TransCanada's net earnings for the year ended December 31, 2003 were $801 million or $1.66 per share compared to $747 million or $1.56 per share for the comparable period in 2002. The increase of $54 million or $0.10 per share in 2003 compared to 2002 was primarily due to higher net earnings of $74 million from the Power business and lower net expenses in the Corporate segment, partially offset by lower net earnings from the Gas Transmission business.

Net earnings from the Power business for the year ended December 31, 2003 included $73 million after tax from TransCanada's investment in Bruce Power which was acquired in February 2003 and a $19 million positive after-tax earnings impact of a June 2003 settlement with a former counterparty which defaulted in 2001 under power forward contracts. This amount represents the value of power forward contracts terminated at the time of the counterparty's default. These increases were partially offset by reduced operating and other income from the Northeastern U.S. Operations, combined with higher general, administrative and support costs.

The $11 million decrease in 2003 net expenses in the Corporate segment was primarily due to the positive impacts of a weaker U.S. dollar in 2003 compared to 2002.

The lower net earnings of $31 million in the Gas Transmission business for the year ended December 31, 2003 compared to the prior year were primarily due to the decline in the Alberta System's 2003 net earnings, reflecting the one-year fixed revenue requirement settlement reached between TransCanada and its stakeholders in February 2003. In June 2002, TransCanada received the National Energy Board (NEB) decision on its Fair Return application (Fair Return decision) to determine the cost of capital to be included in the calculation of 2001 and 2002 final tolls on its Canadian Mainline. The results for the year ended December 31, 2002 included after-tax income of $16 million representing the impact of the Fair Return decision for 2001. The 2003 results for the Gas Transmission segment included TransCanada's $11 million share of future income tax benefits recognized by TransGas de Occidente (TransGas) while the 2002 results included TransCanada's $7 million share of a favourable ruling for Great Lakes related to Minnesota use tax paid in prior years.

Segment Results-at-a-Glance

(unaudited) (millions of dollars)	Three months ended December 31 2003	 2002	Year ended December 31 2003	 2002
Gas Transmission	160	162	622	653
Power	44	30	220	146
Corporate	(11)	(12)	(41)	(52)
Continuing operations	193	180	801	747
Discontinued operations	-	-	50	-
Net Income	193	180	851	747

Funds generated from continuing operations of $403 million for fourth quarter 2003 decreased $64 million compared to fourth quarter 2002. Funds generated from continuing operations of $1,810 million for the year ended December 31, 2003 decreased $17 million compared to last year.

Gas Transmission

The Gas Transmission business generated net earnings of $160 million and $622 million for the quarter and year ended December 31, 2003, respectively, compared to $162 million and $653 million for the same periods in 2002.

Gas Transmission Results-at-a-Glance

(unaudited)	Three months ended December 31		Year ended December 31	
(millions of dollars)	2003	2002	2003	2002
Wholly-Owned Pipelines				
Alberta System	54	56	190	214
Canadian Mainline	75	75	290	307
Foothills*	6	4	20	17
BC System	2	2	6	6
	137	137	506	544
Other Gas Transmission				
Great Lakes	14	17	52	66
Iroquois	3	3	18	18
TC PipeLines, LP	4	5	15	17
Portland**	4	-	11	2
Ventures LP	3	2	10	7
Trans Québec & Maritimes	2	2	8	8
CrossAlta	2	4	6	13
TransGas de Occidente	2	1	22	6
Northern Development	(2)	(1)	(4)	(6)
General, administrative, support and other	(9)	(8)	(22)	(22)
	23	25	116	109
Net earnings	160	162	622	653

* The remaining ownership interests in Foothills, previously not held by TransCanada, were acquired on August 15, 2003.
** TransCanada increased its ownership interest in Portland from 33.3 per cent to 43.4 per cent on September 29, 2003 and from 43.4 per cent to 61.7 per cent on December 3, 2003.

Wholly-Owned Pipelines

The Alberta System's net earnings of $54 million in fourth quarter 2003 decreased $2 million compared to $56 million in the same quarter of 2002. Net earnings for the year ended December 31, 2003 decreased $24 million compared to the prior year. This decrease is primarily due to lower earnings from the one-year 2003 Alberta System Revenue Requirement Settlement (the 2003 Settlement) reached in February 2003. The 2003 Settlement includes a fixed revenue requirement component, before non-routine adjustments, of $1.277 billion compared to $1.347 billion in 2002. As discussed in the third quarter 2003 Quarterly Report to Shareholders, the lower negotiated 2003 revenue requirement was expected to reduce 2003 earnings by approximately $30 million relative to 2002 earnings of $214 million. However, lower financing and operating costs partially offset the previously anticipated reduction in earnings.

The Canadian Mainline's fourth quarter net earnings of $75 million are consistent with net earnings in the same quarter of 2002. The 2003 net earnings of $290 million are $17 million lower than 2002 net earnings due to the impact of the NEB's Fair Return decision in 2002. This decision included an increase in the deemed common equity ratio from 30 to 33 per cent effective January 1, 2001 and resulted in additional net earnings of $16 million for the year ended December 31, 2001, recognized in June 2002. The impact of a lower average investment base was substantially offset by an increase in the approved rate of return on common equity from 9.53 per cent in 2002 to 9.79 per cent in 2003.

In December 2002, the NEB approved TransCanada's application to charge interim tolls for transportation service, effective January 1, 2003. In August 2003, subsequent to the NEB's decision on the 2003 Tolls and Tariff Application, it approved interim tolls that the company charged from September 1, 2003 to December 31, 2003. The NEB ordered that tolls will remain interim pending a decision from the Federal Court of Appeal on TransCanada's appeal of the NEB's decision on TransCanada's Fair Return Review and Variance Application, which is expected to be heard commencing February 16, 2004.

Operating Statistics

Year ended December 31 (unaudited)	Alberta System*		Canadian Mainline**		Foothills***		BC System	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Average investment base ($ millions)	**4,878**	5,074	**8,565**	8,884	**739**	***	**236**	211
Delivery volumes (Bcf)								
Total	**3,883**	4,146	**2,628**	2,630	**1,110**	***	**325**	371
Average per day	**10.6**	11.4	**7.2**	7.2	**3.0**	***	**0.9**	1.0

* Field receipt volumes for the Alberta System for the year ended December 31, 2003 were 3,892 Bcf (2002 - 4,101 Bcf); average per day was 10.7 Bcf (2002 - 11.2 Bcf).

** Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the year ended December 31, 2003 were 2,055 Bcf (2002 - 2,221 Bcf); average per day was 5.6 Bcf (2002 - 6.1 Bcf).

*** The remaining interests in Foothills were acquired in August 2003. The annual 2003 delivery volumes in the table represent 100 per cent of Foothills.

Other Gas Transmission

TransCanada's proportionate share of net earnings from Other Gas Transmission was $23 million and $116 million for the quarter and year ended December 31, 2003, respectively.

Net earnings for fourth quarter 2003 were slightly lower than the same quarter in 2002. Higher contributions from Portland, Ventures LP and TransGas were more than offset by lower earnings from CrossAlta, higher project development costs, and the impact of a weaker U.S. dollar.

The 2002 results included TransCanada's $7 million share of a favourable ruling for Great Lakes related to Minnesota use tax paid in prior years. Excluding the impact of the Great Lakes ruling in 2002, net earnings for 2003 increased $14 million compared to 2002. Earnings from TransGas were $16 million higher as a result of higher contractual tolls and the recognition of future tax benefits in 2003. TransCanada's share of Portland's net earnings in 2003 has increased $9 million compared to last year primarily due to the impacts of a rate settlement in early 2003 and TransCanada's increased ownership interest in 2003. These increases were partially offset by a weaker U.S. dollar and lower earnings from CrossAlta due to reduced storage margins as a result of unfavourable market conditions.

On December 3, 2003, TransCanada increased its ownership interest in Portland Natural Gas Transmission System Partnership (Portland) from 43.4 per cent to 61.7 per cent. The company acquired the additional interest from El Paso Corporation for US$82 million, including US$50 million of assumed debt.

Power

Power Results-at-a-Glance

(unaudited)	Three months ended December 31		Year ended December 31	
(millions of dollars)	**2003**	2002	**2003**	2002
Western operations	**31**	30	**160**	131
Northeastern U.S. operations	**36**	35	**127**	149
Bruce Power L.P. investment	**7**	-	**99**	-
Power LP investment	**9**	9	**35**	36
General, administrative and support costs	**(20)**	(25)	**(86)**	(73)
Operating and other income	**63**	49	**335**	243
Financial charges	**(4)**	(4)	**(12)**	(13)
Income taxes	**(15)**	(15)	**(103)**	(84)
Net earnings	**44**	30	**220**	146

Power's net earnings in fourth quarter 2003 of $44 million increased $14 million compared to $30 million in fourth quarter 2002. Earnings from the February 2003 acquisition of the 31.6 per cent interest in Bruce Power and reduced general, administrative and support costs were the primary reasons for the increase.

Net earnings for the year ended December 31, 2003 of $220 million were $74 million higher compared to the prior year. Bruce Power earnings, a second quarter 2003 settlement in Western Operations for the value of power forward contracts terminated with a former counterparty and the addition of the ManChief plant in late 2002 were the primary reasons for the increase. Partially offsetting the increase were lower earnings from the Northeastern U.S. Operations and higher general, administrative and support costs.

Western Operations

Operating and other income for fourth quarter 2003 in Western Operations of $31 million was comparable to fourth quarter 2002. Higher contributions from the Sundance power purchase arrangements reflecting lower transmission costs were partially offset by the unfavourable effects in fourth quarter 2003 of lower prices achieved on the overall sale of power.

Operating and other income for the year ended December 31, 2003 in Western Operations of $160 million was $29 million higher compared to the prior year, mainly due to a $31 million pre-tax ($19 million after tax) positive earnings impact related to a June 2003 settlement with a former counterparty which defaulted in 2001 under power forward contracts. A full year of earnings from the ManChief plant, acquired in late 2002, and higher contributions from the Sundance power purchase arrangements reflecting lower transmission costs also contributed to higher operating income. Partially offsetting these increases were the effects in 2003 of lower prices achieved on the overall sale of power and the higher cost of natural gas fuel at the carbon black facility.

Northeastern U.S. Operations

Operating and other income for fourth quarter 2003 in Northeastern U.S. Operations of $36 million increased marginally compared to fourth quarter 2002. Increased water flows through the Curtis Palmer hydroelectric facility and earnings from the Cobourg temporary generation facility were partially offset by the unfavourable impact of a weaker U.S. dollar and higher natural gas fuel cost at Ocean State Power (OSP) resulting from an arbitration process.

Operating and other income for the year ended December 31, 2003 in Northeastern U.S. Operations of $127 million decreased $22 million compared to 2002 primarily due to the impact of higher operating costs at OSP and the unfavourable impact of a weaker U.S. dollar. Partially offsetting these decreases were incremental earnings from the growth in volumes and margins in the Northeastern U.S. retail business with large commercial and industrial customers. The long-term gas supply for OSP is subject to a yearly price renegotiation, taking effect after the tenth year of the contract. If OSP and the suppliers are unable to reach an agreement on price in a given year, the matter is settled by arbitration. OSP is currently in arbitration with its natural gas fuel suppliers regarding changes to the pricing of its fuel supply.

Bruce Power L.P. Investment

Bruce Power Results-at-a-Glance

(unaudited) *(millions of dollars)*	Three months ended December 31, 2003	Year ended December 31, 2003
Bruce Power (100 per cent basis)		
Revenues	269	1,208
Operating expenses	254	853
Operating income	15	355
Financial charges	20	69
(Loss)/Income before income taxes	(5)	286
TransCanada's interest in Bruce Power (loss)/income before income taxes*	(1)	65
Adjustments **	8	34
TransCanada's income from Bruce Power before income taxes	7	99

* TransCanada acquired its interest in Bruce Power on February 14, 2003. Bruce Power's 100 per cent income before income taxes from February 14, 2003 to December 31, 2003 was $205 million.

** See Note 8 to the December 31, 2003 financial statements for an explanation of the amounts included in Adjustments.

Bruce Power contributed $7 million of pre-tax equity income in fourth quarter 2003 compared to $38 million in third quarter 2003. The decrease reflected lower power output and higher maintenance costs compared to third quarter 2003, primarily due to a maintenance outage at one of the Bruce B units for the entire fourth quarter 2003. Overall prices achieved during fourth quarter 2003 were approximately $45 per megawatt hour (MWh) which is consistent with third quarter 2003. The average price achieved for the year ended December 31, 2003 was approximately $48 per MWh. Approximately 30 per cent of the output was sold into Ontario's wholesale spot market in fourth quarter 2003 with the remainder being sold under longer term contracts.

TransCanada's share of power output for fourth quarter 2003 from four Bruce B units and one Bruce A unit was 1,846 gigawatt hours (GWh) compared to 2,041 GWh in third quarter 2003. This includes power output from Bruce A Unit 4 from November 1, 2003 to December 31, 2003 of approximately 275 GWh. Bruce A Unit 4 began producing electricity to the Ontario electricity grid

on October 7, 2003 and was considered commercially in-service November 1, 2003. Bruce B Unit 8 was offline for the entire fourth quarter for maintenance. As well, Bruce B Unit 7 incurred a week long forced outage in the fourth quarter. The Bruce units ran at an average availability of 73 per cent in the fourth quarter. The average availability during TransCanada's period of ownership ending December 31, 2003 was 83 per cent.

Bruce A Unit 3 reconnected to the Ontario electricity grid on January 8, 2004. Similar to the Bruce A Unit 4 startup process, after performing and evaluating tests of the shutdown system, Bruce A Unit 3 is expected to reconnect to the grid and begin ramping up to full power. Bruce Power's cumulative restart cost for the two Bruce A units was approximately $720 million. Bruce Power incurred approximately $300 million on the two unit restart program for the period February 14, 2003 to December 31, 2003, of which approximately $32 million was incurred in fourth quarter 2003. TransCanada did not provide any funding to Bruce Power subsequent to the acquisition of its ownership interest in February 2003. The two Bruce A units add 1,500 megawatts (MW) of capacity bringing Bruce Power's total capacity to 4,660 MW.

Bruce Power spent approximately $147 million on capital expenditures at Bruce B for the period February 14, 2003 to December 31, 2003, the majority of which was for safety systems and power uprate programs. In 2004, Bruce Power's capital expenditure program for the two Bruce A and four Bruce B reactors is expected to total approximately $400 million.

Equity income from Bruce Power is directly impacted by fluctuations in wholesale spot market prices for electricity as well as overall plant availability, which in turn, is impacted by scheduled and unscheduled maintenance. To reduce its exposure to spot market prices, Bruce Power has entered into fixed price sales contracts for approximately 1,560 MW of output for 2004. The average availability in 2004 for the six Bruce units is expected to be 80 per cent compared to 85 per cent for the year ended December 31, 2003. This decrease reflects planned maintenance outages for two Bruce B and two Bruce A units and a test of the Bruce B vacuum building expected in the fall, which will require all four Bruce B units to be taken offline for approximately one month. There is a planned maintenance outage at one of the Bruce A units for approximately one month, towards the end of first quarter 2004.

Power LP Investment

Operating and other income of $9 million and $35 million for the three and twelve months ended December 31, 2003, was consistent with the same periods in 2002.

General, Administrative and Support Costs

General, administrative and support costs for fourth quarter 2003 of $20 million were $5 million lower compared to fourth quarter 2002. The decrease is primarily due to lower business development costs in fourth quarter 2003.

General, administrative and support costs for the year ended December 31, 2003 increased $13 million compared to the prior year, mainly reflecting higher support costs as part of the company's continued investment in Power.

Power Sales Volumes (unaudited) (GWh)	Three months ended December 31 2003	2002	Year ended December 31 2003	2002
Western operations*	**2,972**	2,864	**12,296**	12,065
Northeastern U.S. operations	**1,794**	1,513	**6,906**	5,630
Bruce Power L.P. investment **	**1,846**	n/a	**6,655**	n/a
Power LP investment	**549**	637	**2,153**	2,416
Total	**7,161**	5,014	**28,010**	20,111

* Sales volumes include TransCanada's share of the Sundance B power purchase arrangement (50 per cent).
** Acquired in February 2003. Sales volumes reflect TransCanada's share of Bruce Power output (31.6 per cent) for the period February 14, 2003 to December 31, 2003.

Weighted Average Plant Availability* (unaudited)	Three months ended December 31 2003	2002	Year ended December 31 2003	2002
Western operations	**94%**	99%	**93%**	99%
Northeastern U.S. operations	**99%**	82%	**94%**	95%
Bruce Power L.P. investment **	**73%**	n/a	**83%**	n/a
Power LP investment	**98%**	98%	**96%**	94%
All plants	**89%**	92%	**90%**	96%

* Plant availability is reduced by planned and unplanned outages.
** Acquired in February 2003. TransCanada's availability reflects the period February 14, 2003 to December 31, 2003.

Corporate

Net expenses were $11 million and $12 million for the three months ended December 31, 2003 and 2002, respectively. Net expenses were $41 million for the year ended December 31, 2003 compared to $52 million for 2002. The $11 million decrease in net expenses for 2003 is primarily due to the positive impacts of a weaker U.S. dollar compared to the prior year. These positive impacts substantially offset the negative impacts of a weaker U.S. dollar reflected in the other segments.

Discontinued Operations

The company's exit from the Gas Marketing business was substantially completed by December 31, 2001. In third quarter 2003, $50 million of the original approximately $100 million after-tax deferred gain related to Gas Marketing was recognized in income. At December 31, 2003, TransCanada reviewed the provision for loss on discontinued operations and the deferred gain and concluded that the remaining provision was adequate and the deferral of the remaining approximately $50 million of deferred after-tax gain related to the Gas Marketing business was appropriate.

TransCanada's investments in Gasoducto del Pacifico, INNERGY Holdings S.A. and P.T. Paiton Energy Company, which were approved for disposal under a plan in December 1999, will be accounted for as part of continuing operations as of December 31, 2003 due to the length of time it has taken the company to dispose of these assets. It is the intention of the company to continue with the plan to dispose of these investments.

Liquidity and Capital Resources

Funds Generated from Operations

Funds generated from continuing operations were $403 million and $1,810 million for the three and twelve months ended December 31, 2003, respectively, compared with $467 million and $1,827 million for the same periods in 2002.

TransCanada expects that its ability to generate sufficient amounts of cash in the short term and the long term, when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate and remains substantially unchanged since December 31, 2002.

Investing Activities

In the three months and year ended December 31, 2003, capital expenditures, excluding acquisitions, totalled $127 million (2002 - $202 million) and $391 million (2002 - $599 million), respectively, and related primarily to Iroquois' ongoing Eastchester Expansion project into New York City, maintenance and capacity capital in wholly-owned pipelines and construction of the MacKay River power plant in Alberta.

Acquisitions for the year ended December 31, 2003 totalled $570 million (2002 – $228 million) and were primarily comprised of:

- in fourth quarter 2003, the increase in interest in Portland from 43.4 per cent to 61.7 per cent for approximately US$32 million,
- in third quarter 2003, the increase in interest in Portland from 33.3 per cent to 43.4 per cent for approximately US$19 million,
- in third quarter 2003, the acquisition of the remaining interests in Foothills for approximately $105 million, and
- in first quarter 2003, the acquisition of a 31.6 per cent interest in Bruce Power for approximately $409 million including closing adjustments.

In addition, TransCanada assumed $154 million and US$78 million of debt on the Foothills and Portland acquisitions, respectively.

Financing Activities

TransCanada used a portion of its cash resources to retire long-term debt of $358 million and $744 million in the quarter and year ended December 31, 2003, respectively. In November 2003, the company issued $450 million of ten year notes bearing interest at 5.65 per cent and in June 2003, the company issued US$350 million of ten year notes bearing interest at 4.00 per cent. For the year ended December 31, 2003, outstanding notes payable decreased by $62 million, while cash and short-term investments increased by $126 million.

In July 2003, TransCanada redeemed all of its outstanding US$160 million, 8.75 per cent Junior Subordinated Debentures, also known as Cumulative Trust Originated Preferred Securities. Holders of these debentures received US$25.0122 per US$25.00 of the principal amount, which included accrued and unpaid interest to the redemption date.

Dividends

On January 27, 2004, TransCanada's Board of Directors declared a quarterly dividend of $0.29 per share for the quarter ending March 31, 2004 on the outstanding common shares. This is the 161st consecutive quarterly dividend paid by TransCanada and its subsidiary on the common shares. It is payable on April 30, 2004 to shareholders of record at the close of business on March 31, 2004.

Risk Management

With respect to continuing operations, TransCanada's market, financial and counterparty risks remain substantially unchanged since December 31, 2002. See explanation for discontinued operations' risk management activity under Results of Operations – Discontinued Operations. For further information on risks, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

The processes within TransCanada's risk management function are designed to ensure that risks are properly identified, quantified, reported and managed. Risk management strategies, policies and limits are designed to ensure TransCanada's risk-taking is consistent with its business objectives and risk tolerance. Risks are managed within limits ultimately established by the Board of Directors and implemented by senior management, monitored by risk management personnel and audited by internal audit personnel.

TransCanada manages market and financial risk exposures in accordance with its corporate market risk policy and position limits. The company's primary market risks result from volatility in commodity prices, interest rates and foreign currency exchange rates. TransCanada's counterparty risk exposure results from the failure of a counterparty to meet its contractual financial obligations, and is managed in accordance with its corporate counterparty risk policy.

Controls and Procedures

As of the end of the period covered by this quarterly report, TransCanada's management, together with TransCanada's President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer of TransCanada have concluded that the disclosure controls and procedures are effective.

There were no changes in TransCanada's internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect TransCanada's internal control over financial reporting.

Critical Accounting Policy

TransCanada's critical accounting policy, which remains unchanged since December 31, 2002, is the use of regulatory accounting for its regulated operations. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

Critical Accounting Estimates

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. TransCanada's critical accounting estimates from December 31, 2002 continue to be depreciation expense and certain deferred after-tax gains and remaining obligations related to the Gas Marketing business. For further information on these critical accounting estimates, refer to Results of Operations – Discontinued Operations and to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

Outlook

In 2004, the outcome of regulatory proceedings could have a significant impact on the expected results for the Alberta System and Canadian Mainline. Plant availability and fluctuating power prices could have a significant impact on Power results. Excluding these impacts as well as the settlement with a former counterparty in 2003 and the recognition of the TransGas future tax benefits in 2003, the outlook for the company is relatively unchanged since December 31, 2002. For further information on outlook, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

The company's net earnings and cash flow combined with a strong balance sheet continue to provide the financial flexibility for TransCanada to make disciplined investments in its core businesses of Gas Transmission and Power. The strengthening of the Canadian dollar compared to the U.S. dollar in 2003 has not significantly impacted TransCanada's consolidated financial results in 2003 and is not expected to have a significant impact in 2004. Credit ratings on TransCanada PipeLines Limited's senior unsecured debt assigned by Dominion Bond Rating Service Limited (DBRS), Moody's Investors Service (Moody's) and Standard & Poor's are currently A, A2 and A-, respectively. DBRS and Moody's both maintain a 'stable' outlook on their ratings and Standard & Poor's maintains a 'negative' outlook on its rating.

Other Recent Developments

Gas Transmission

Wholly-Owned Pipelines

Alberta System

In July 2003, TransCanada, along with other utilities, filed evidence in the Generic Cost of Capital (GCOC) Proceeding with the Alberta Energy and Utilities Board (EUB). TransCanada has requested a return on equity of 11 per cent based on a deemed common equity of 40 per cent in its GCOC Application. The EUB expects to adopt a standardized approach to determining the rate of return and capital structure for all utilities under its jurisdiction at the conclusion of this proceeding. The oral portion of the hearing was completed on January 16, 2004 with written arguments to follow.

In September 2003, TransCanada filed Phase I of the 2004 General Rate Application (GRA) with the EUB, consisting of evidence in support of the applied for rate base and revenue requirement.

Phase II applications are scheduled to commence, in Calgary, on April 1, 2004 and June 1, 2004, respectively.

In December 2003, the EUB approved TransCanada's application to charge interim tolls for transportation service, effective January 1, 2004. Final tolls for 2004 will be determined based on the EUB decisions for the GCOC hearing and both phases of the GRA.

On December 1 and 2, 2003, two natural gas pipeline failures occurred on the Alberta System. Deliveries of gas to local communities were not impacted as a result of either incident. Following preliminary investigations into the causes of the two pipeline ruptures, TransCanada found evidence of external corrosion on the pipeline. No one was injured and the impacted segment of the Alberta System was repaired within days. The incidents are not expected to have an impact on the company's earnings.

Canadian Mainline

In July 2003, TransCanada filed a notice of appeal with the Federal Court of Appeal and served notice of appeal on parties to the NEB proceeding on TransCanada's Fair Return Review and Variance Application. In September 2003, TransCanada filed a Memorandum of Fact and Law with the Federal Court of Appeal, and in October 2003 all interested parties filed their memoranda in response to TransCanada's filing. The case will be heard in an oral hearing scheduled to commence February 16, 2004.

In December 2003, the NEB approved interim tolls effective January 1, 2004 for the Canadian Mainline. The 2004 Tolls and Tariff Application for the Canadian Mainline was filed on January 26, 2004 and includes a request for an 11 per cent return on a 40 per cent deemed common equity component.

Other Gas Transmission

Iroquois

Iroquois continues to make progress on the construction of the Eastchester expansion project and is expected to place the expansion facilities into service in February 2004.

Northern Development

For the Mackenzie Gas Pipeline Project, TransCanada has agreed to finance the Aboriginal PipeLine Group (APG) for its one-third share of project definition phase costs which is estimated to be approximately $90 million over three years. In the year ended December 31, 2003, TransCanada funded $34 million which is included in Other Assets. Regulatory applications for the Mackenzie Gas Pipeline Project have been delayed and are expected to be filed mid-2004.

Liquefied Natural Gas

In September 2003, TransCanada and ConocoPhillips Company announced the Fairwinds partnership to jointly evaluate a site in Harpswell, Maine for the development of a liquefied natural

The company applied for a composite depreciation rate of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. Phase II of the application, dealing primarily with rate design and services, was filed in December 2003. EUB hearings to consider the 2004 GRA Phase I and [illegible]

gas (LNG) regasification facility. The residents of the Town of Harpswell are expected to vote in first quarter 2004 on leasing a town-owned site for the facility. If leasing of the site is approved and necessary regulatory approvals are subsequently received, construction of the LNG facility could begin in 2006 with the facility becoming operational in 2009. Natural gas from the LNG facility would be delivered by pipeline to markets in the northeast U.S.

Power

In August 2003, TransCanada successfully commenced operations under a fee-for-service power purchase arrangement with the Ontario government through the Ontario Electricity Financial Corporation (OEFC). Under the agreement, TransCanada supplied 110 MW of capacity from a temporary facility adjacent to the Canadian Mainline near Cobourg, Ontario up to December 31, 2003. Demobilization of the temporary facility began in early January 2004 and is expected to be complete by late spring.

On October 24, 2003, TransCanada and Grandview Cogeneration Corporation, an affiliate of Irving Oil Limited (Irving), announced an agreement to build a 90 MW natural gas-fired cogeneration power plant in Saint John, New Brunswick. This cogeneration facility will be developed and owned by TransCanada. Under a 20 year tolling arrangement, Irving will provide fuel for the plant and contract for 100 per cent of the plant's heat and electricity output. Construction of the plant commenced in December 2003 and is expected to be in-service in December 2004.

Construction of MacKay River, a 165 MW facility near Fort McMurray, Alberta, was completed in fourth quarter 2003 and commissioning is underway.

The fourth quarter scheduled maintenance outage of Bruce B Unit 8 was originally planned to take approximately eight weeks, but was extended after inspections identified some erosion on support plates in three of the unit's eight steam generators. Repairs have been completed and approved by the Canadian Nuclear Safety Commission and the unit is in the process of being returned to service.

Forward-Looking Information

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

(unaudited) (millions of dollars except per share amounts)	Three months ended December 31 2003	 2002	Year ended December 31 2003	 2002
Revenues	**1,319**	1,338	**5,357**	5,214
Operating Expenses				
Cost of sales	**159**	161	**692**	627
Other costs and expenses	**434**	423	**1,682**	1,546
Depreciation	**222**	217	**914**	848
	815	801	**3,288**	3,021
Operating Income	**504**	537	**2,069**	2,193
Other Expenses/(Income)				
Financial charges	**202**	215	**821**	867
Financial charges of joint ventures	**14**	23	**77**	90
Equity income	**(14)**	(7)	**(165)**	(33)
Interest and other income	**(16)**	(17)	**(60)**	(53)
	186	214	**673**	871
Income from Continuing Operations before Income Taxes and Non-Controlling Interests	**318**	323	**1,396**	1,322
Income Taxes - Current and Future	**108**	128	**535**	517
Non-Controlling Interests				
Preferred securities charges	**10**	10	**36**	36
Preferred share dividends	**5**	5	**22**	22
Other	**2**	-	**2**	-
Net Income from Continuing Operations	**193**	180	**801**	747
Net Income from Discontinued Operations	**-**	-	**50**	-
Net Income	**193**	180	**851**	747
Net Income Per Share				
Continuing operations	**$0.40**	$0.37	**$1.66**	$1.56
Discontinued operations	**-**	-	**0.10**	-
Basic	**$0.40**	$0.37	**$1.76**	$1.56
Diluted	**$0.40**	$0.37	**$1.76**	$1.55
Average Shares Outstanding - Basic (millions)	**482.8**	479.3	**481.5**	478.3
Average Shares Outstanding - Diluted (millions)	**485.5**	481.7	**483.9**	480.7

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

(unaudited) (millions of dollars)	Three months ended December 31 2003	2002	Year ended December 31 2003	2002
Cash Generated From Operations				
Net income from continuing operations	193	180	801	747
Depreciation	222	217	914	848
Future income taxes	(18)	67	230	247
Equity income in excess of distributions received	(3)	-	(128)	(6)
Non-controlling interests	17	15	60	58
Other	(8)	(12)	(67)	(67)
Funds generated from continuing operations	403	467	1,810	1,827
Decrease in operating working capital	29	101	112	33
Net cash provided by continuing operations	432	568	1,922	1,860
Net cash provided by/(used in) discontinued operations	-	29	(17)	59
	432	597	1,905	1,919
Investing Activities				
Capital expenditures	(127)	(202)	(391)	(599)
Acquisitions, net of cash acquired	(23)	(209)	(570)	(228)
Deferred amounts and other	43	(103)	(190)	(115)
Net cash used in investing activities	(107)	(514)	(1,151)	(942)
Financing Activities				
Dividends and preferred securities charges	(150)	(139)	(588)	(546)
Notes payable (repaid)/issued, net	(341)	182	(62)	(46)
Long-term debt issued	455	-	930	-
Reduction of long-term debt	(358)	(256)	(744)	(486)
Non-recourse debt of joint ventures issued	-	20	60	44
Reduction of non-recourse debt of joint ventures	(16)	(29)	(71)	(80)
Redemption of junior subordinated debentures	-	-	(218)	-
Common shares issued	16	7	65	50
Net cash used in financing activities	(394)	(215)	(628)	(1,064)
(Decrease)/Increase in Cash and Short-Term Investments	(69)	(132)	126	(87)
Cash and Short-Term Investments				
Beginning of period	407	344	212	299
Cash and Short-Term Investments				
End of period	338	212	338	212
Supplementary Cash Flow Information				
Income taxes paid	28	52	220	257
Interest paid	222	227	846	866

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

(unaudited) December 31 (millions of dollars)	2003	2002
ASSETS		
Current Assets		
Cash and short-term investments	338	212
Accounts receivable	605	691
Inventories	165	178
Other	88	107
	1,196	1,188
Long-Term Investments	733	345
Plant, Property and Equipment	17,451	17,496
Other Assets	1,164	937
	20,544	19,966
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable	367	297
Accounts payable	1,025	990
Accrued interest	208	227
Current portion of long-term debt	550	517
Current portion of non-recourse debt of joint ventures	19	75
	2,169	2,106
Deferred Amounts	466	549
Long-Term Debt	9,465	8,815
Future Income Taxes	427	226
Non-Recourse Debt of Joint Ventures	761	1,222
Preferred Securities	22	238
	13,310	13,156
Non-Controlling Interests		
Preferred securities of subsidiary	672	674
Preferred shares of subsidiary	389	389
Other	82	-
	1,143	1,063
Shareholders' Equity		
Common shares	4,679	4,614
Contributed surplus	267	265
Retained earnings	1,185	854
Foreign exchange adjustment	(40)	14
	6,091	5,747
	20,544	19,966

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

(unaudited) (millions of dollars)	Year ended December 31 2003	2002
Balance at beginning of year	**854**	586
Net income	**851**	747
Common share dividends	**(520)**	(479)
	1,185	854

See accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Unaudited)

1. Basis of Presentation

Pursuant to a plan of arrangement, effective May 15, 2003, common shares of TransCanada PipeLines Limited (TCPL) were exchanged on a one-to-one basis for common shares of TransCanada Corporation (TransCanada or the company). As a result, TCPL became a wholly-owned subsidiary of TransCanada. The consolidated financial statements for the year ended December 31, 2003 include the accounts of TransCanada and the consolidated accounts of all its subsidiaries, including TCPL. Comparative information for the year ended December 31, 2002 is that of TCPL and its wholly-owned subsidiaries at that time.

The financial statements of TransCanada have been prepared using the continuity of interests method of accounting. Accordingly, the financial statements of TransCanada on the effective date, on a consolidated basis, were in all material respects the same as those of TCPL immediately prior to the arrangement, except that the preferred securities and preferred shares of TCPL have been reflected as non-controlling interests in the consolidated financial statements of TransCanada. In addition, the distributions on the preferred securities and the dividends on the preferred shares have been reflected as non-controlling interest charges in determining the consolidated net income of TransCanada.

On December 3, 2003, TransCanada increased its ownership interest in Portland Natural Gas Transmission System Partnership (Portland) from 43.4 per cent to 61.7 per cent. Subsequent to the acquisition, Portland was fully consolidated in the company's financial statements, with 38.3 per cent reflected in non-controlling interests.

2. Significant Accounting Policies

The consolidated financial statements of TransCanada have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in TCPL's annual financial statements for the year ended December 31, 2002. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada PipeLines Limited's 2002 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

Regulation

In December 2002, the National Energy Board (NEB) approved TransCanada's application for the Canadian Mainline to charge interim tolls for transportation service, effective January 1, 2003. In August 2003, subsequent to the NEB's decision on the 2003 Tolls and Tariff Application, it approved interim tolls for the period September 1, 2003 to December 31, 2003. The NEB determined that tolls will remain interim pending a decision from the Federal Court of Appeal on TransCanada's Fair Return Review and Variance Application. Any adjustments to the interim tolls will be recorded in accordance with the final NEB decision.

3. Segmented Information

Three months ended December 31 (unaudited - millions of dollars)	Gas Transmission 2003	Gas Transmission 2002	Power 2003	Power 2002	Corporate 2003	Corporate 2002	Total 2003	Total 2002
Revenues	982	1,007	337	331	-	-	1,319	1,338
Cost of sales	-	-	(159)	(161)	-	-	(159)	(161)
Other costs and expenses	(326)	(319)	(106)	(103)	(2)	(1)	(434)	(423)
Depreciation	(202)	(197)	(20)	(20)	-	-	(222)	(217)
Operating income/(loss)	454	491	52	47	(2)	(1)	504	537
Financial charges and non-controlling interests	(193)	(205)	(4)	(4)	(22)	(21)	(219)	(230)
Financial charges of joint ventures	(14)	(23)	-	-	-	-	(14)	(23)
Equity income	7	7	7	-	-	-	14	7
Interest and other income	6	5	4	2	6	10	16	17
Income taxes	(100)	(113)	(15)	(15)	7	-	(108)	(128)
Continuing operations	160	162	44	30	(11)	(12)	193	180
Discontinued operations							-	-
Net Income							193	180

Year ended December 31 (unaudited - millions of dollars)	Gas Transmission 2003	Gas Transmission 2002	Power 2003	Power 2002	Corporate 2003	Corporate 2002	Total 2003	Total 2002
Revenues	3,956	3,921	1,401	1,293	-	-	5,357	5,214
Cost of sales	-	-	(692)	(627)	-	-	(692)	(627)
Other costs and expenses	(1,270)	(1,166)	(405)	(371)	(7)	(9)	(1,682)	(1,546)
Depreciation	(831)	(783)	(82)	(65)	(1)	-	(914)	(848)
Operating income/(loss)	1,855	1,972	222	230	(8)	(9)	2,069	2,193
Financial charges and non-controlling interests	(781)	(821)	(11)	(13)	(89)	(91)	(881)	(925)
Financial charges of joint ventures	(76)	(90)	(1)	-	-	-	(77)	(90)
Equity income	66	33	99	-	-	-	165	33
Interest and other income	17	17	14	13	29	23	60	53
Income taxes	(459)	(458)	(103)	(84)	27	25	(535)	(517)
Continuing operations	622	653	220	146	(41)	(52)	801	747
Discontinued operations							50	-
Net Income							851	747

Total Assets December 31 (millions of dollars)	2003 (unaudited)	2002
Gas Transmission	16,972	16,979
Power	2,746	2,391
Corporate	815	457
Continuing Operations	20,533	19,827
Discontinued Operations	11	139
	20,544	19,966

4. Long-Term Debt

December 31 (millions of dollars)	2003 (unaudited)	2002
Alberta System	2,341	2,892
Foreign exchange differential recoverable through the tollmaking process	(16)	(271)
	2,325	2,621
Canadian Mainline	4,913	5,277
Foreign exchange differential recoverable through the tollmaking process	(60)	(330)
	4,853	4,947
Other	2,837	1,764
	10,015	9,332
Less: current portion of long-term debt	550	517
	9,465	8,815

On June 9, 2003, the company issued US$350 million of unsecured 4.00 per cent notes maturing on June 15, 2013. On November 18, 2003, the company issued $450 million of unsecured 5.65 per cent notes maturing on January 15, 2014.

5. Risk Management and Financial Instruments

The following represents the significant changes to the company's risk management and financial instruments since December 31, 2002.

Foreign Investments

At December 31, 2003 and December 31, 2002, the company had foreign currency denominated assets and liabilities which created an exposure to changes in exchange rates. The company uses foreign currency derivatives to hedge this net exposure on an after-tax basis. The company's portfolio of foreign investment derivatives is comprised of contracts for periods up to four years. The fair values shown in the table below for foreign exchange risk are offset by translation gains or losses on the net assets and are recorded in the foreign exchange adjustment account in Shareholders' Equity.

Asset/(Liability)

December 31 (millions of dollars)	2003 (unaudited)		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Foreign Exchange				
Cross-currency swaps				
U.S. dollars	**65**	**65**	(8)	(8)

At December 31, 2003, the notional principal amounts of cross-currency swaps were US$250 million (2002 - US$350 million).

Reconciliation of Foreign Exchange Adjustment

December 31 (millions of dollars)	2003 (unaudited)	2002
Balance at beginning of year	**14**	13
Translation (losses)/gains on foreign currency denominated net assets	**(136)**	3
Foreign exchange gains/(losses) on derivatives, and other	**82**	(2)
	(40)	14

Foreign Exchange and Interest Rate Management Activity

The company manages the foreign exchange risk of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures of the Alberta System, the Canadian Mainline and the Foothills System through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to nine years. Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms.

Asset/(Liability)

December 31 (millions of dollars)	2003 (unaudited)		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Foreign Exchange				
Cross-currency swaps	**(26)**	**(26)**	56	56
Interest Rate				
Interest rate swaps				
Canadian dollars	**2**	**15**	4	56
U.S. dollars	**-**	**8**	(1)	4

At December 31, 2003, the notional principal amounts of cross-currency swaps were US$282 million (2002 - US$282 million). Notional principal amounts for interest rate swaps were $964 million (2002 - $874 million) and US$100 million (2002 - US$175 million).

6. Stock-Based Compensation

TransCanada's accounting policy is to expense stock options. This charge is reflected in the Gas Transmission and Power segments. In the year ended December 31, 2003, TransCanada issued 1,503,200 options to purchase common shares at a weighted average price of $22.42 under the company's Key Employee Stock Incentive Plan. Amounts expensed for the three months and year ended December 31, 2003 were approximately $1 million and $2 million, respectively. The company used the Black-Scholes model for these calculations with the weighted average assumptions being 4 years of expected life, 4.1 per cent interest rate, 18 per cent volatility and 4.5 per cent dividend yield.

7. Discontinued Operations

The Board of Directors approved plans to dispose of the company's International, Canadian Midstream, and certain other businesses (December Plan) and the Gas Marketing business in December 1999 and July 2001, respectively. The company's disposals under both plans were substantially completed at December 31, 2001.

TransCanada's investments in Gasoducto del Pacifico, INNERGY Holdings S.A. and P.T. Paiton Energy Company approved for disposal under the December Plan will be accounted for as part of continuing operations as of December 31, 2003, due to the length of time it has taken the company to dispose of these assets. It is the intention of the company to continue with its plan to dispose of these investments.

The company mitigated certain of its remaining exposures associated with the contingent liabilities related to the divested Gas Marketing operations by acquiring from a subsidiary of Mirant Corporation certain contracts under which it still had exposure in 2003, and simultaneously hedging the market price exposures of these contracts. The company remains contingently liable for certain residual obligations. In 2003, $50 million of the original approximately $100 million after-tax deferred gain was recognized in income. The after-tax deferred gain is included in Deferred Amounts.

At December 31, 2003, TransCanada reviewed the provision for loss on discontinued operations and the deferred gain and concluded that the remaining provision was adequate and the deferral of the remaining approximately $50 million of after-tax deferred gain related to the Gas Marketing business was appropriate.

Revenues from discontinued operations for the year ended December 31, 2003 were $2 million (2002 - $36 million). Net income/(loss) from discontinued operations for the year ended December 31, 2003 was $50 million, net of $29 million income taxes (2002 – nil). The provision for loss on discontinued operations at December 31, 2003 was $41 million (2002 - $83 million). The provision for loss on discontinued operations is included in Accounts Payable.

8. Investment in Bruce Power L.P.

On February 14, 2003, the company acquired a 31.6 per cent interest in Bruce Power L.P. (Bruce Power) for $409 million, including closing adjustments. As part of the acquisition, the company also funded a one-third share ($75 million) of a $225 million accelerated deferred rent payment made by Bruce Power

to Ontario Power Generation. The resulting note receivable from Bruce Power is recorded in Other Assets.

The purchase price of TransCanada's 31.6 per cent interest in Bruce Power has been allocated as follows.

Purchase Price Allocation
(unaudited)
(millions of dollars)

Net book value of assets acquired	281
Capital lease	301
Power sales agreements	(131)
Pension liability and other	(42)
	409

The amount allocated to the investment in Bruce Power includes a purchase price allocation of $301 million to the capital lease of the Bruce Power plant which will be amortized on a straight-line basis over the lease term which extends to 2018, resulting in an annual amortization expense of $19 million. The amount allocated to the power sales agreements will be amortized to income over the remaining term of the underlying sales contracts. The amortization of the fair value allocated to these contracts is: 2003 - $38 million; 2004 - $37 million; 2005 - $25 million; 2006 - $29 million; and 2007 - $2 million. The amount allocated to the pension liability will be amortized to income over the 11 year expected average remaining service life of Bruce Power employees, resulting in an annual amortization of $3 million.

9. Commitment

On June 18, 2003, an agreement was reached among the Mackenzie Delta gas producers, the Aboriginal PipeLine Group (APG) and TransCanada which governs TransCanada's role in the Mackenzie Gas Pipeline Project. The Mackenzie Gas Pipeline Project would result in a natural gas pipeline being constructed from Inuvik, Northwest Territories to the northern border of Alberta, where it would then connect with the Alberta System. Under the agreement, TransCanada has agreed to finance the APG for its one-third share of project definition phase costs, which is estimated to be approximately $90 million over three years. In the year ended December 31, 2003, TransCanada funded $34 million of this loan which is included in Other Assets. The ability to recover this investment is contingent upon the outcome of the project.

Supplementary Information

As at December 31, 2003, TransCanada had 483,200,387 issued and outstanding common shares. In addition, there were 10,354,958 outstanding options to purchase common shares, of which 7,588,203 were exercisable as at December 31, 2003.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Stein at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Hejdi Feick/Anita Perry at (403) 920-7859

Visit TransCanada's Internet site at: http://www.transcanada.com